UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-12631

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
Consolidated Graphics, Inc. Employee 401(k) Savings Plan.
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Consolidated Graphics, Inc.,
5858 Westheimer, Suite 200,
Houston, Texas 77057.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN

*
Other supplemental schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Retirement Committee
Consolidated Graphics, Inc. Employee 401(k) Savings Plan
We have audited the accompanying Statements of Net Assets Available for Benefits of the Consolidated Graphics, Inc. Employee 401(k) Savings Plan (the “Plan”) as of December 31, 2008 and 2007 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Ham, Langston & Brezina, L.L.P.
Houston, Texas
June 26, 2009

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2008 and 2007

	2008	2007

Assets:
Investments, at fair value	$84,403,411	$131,197,590
Participants’ contributions receivable	56,479	63,964

Total assets	84,459,890	131,261,554

Liabilities:
Excess contributions payable	309,256	617,513

Total liabilities	309,256	617,513

Net assets available for benefits at fair value	84,150,634	130,644,041

Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	2,975,801	621,270

Net assets available for benefits	$87,126,435	$131,265,311

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the years ended December 31, 2008 and 2007

	2008	2007

Investment (loss) income:
Dividend and interest income	$900,902	$1,104,361
Net (depreciation) appreciation in fair value of investments	(41,443,079)	6,966,460

Total investment (loss) income	(40,542,177)	8,070,821

Contributions:
Employees	8,080,883	8,483,934
Rollovers from other plans	371,981	701,890

Total contributions	8,452,864	9,185,824

Total investment (loss) income and contributions	(32,089,313)	17,256,645

Deductions from net assets attributed to:
Benefits and withdrawals	12,014,039	14,977,625
Trustee fees	35,524	28,772

Total deductions	12,049,563	15,006,397

Net (decrease) increase in net assets available for benefits	(44,138,876)	2,250,248

Net assets available for benefits, beginning of year	131,265,311	129,015,063

Net assets available for benefits, end of year	$87,126,435	$131,265,311

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1.	Description of Plan
The following description of the Consolidated Graphics, Inc. (the “Company”) Employee 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan was established effective January 1, 1997, as a defined contribution plan. All employees of the Company and any Affiliated Employer which has adopted the Plan, who have attained the age of 19 and completed at least one (1) month of service are eligible to participate in the Plan, except (i) union employees, unless participation in the Plan has been negotiated by a collective bargaining unit and the Company or an Affiliated Employer, (ii) non-resident aliens, (iii) leased employees, and (iv) individuals classified as independent contractors.
Administration
The Company created and appointed the members of the Retirement Committee to manage the Plan. State Street Bank and Trust serves as the Plan trustee/custodian. ADP Retirement Services is the recordkeeper for the Plan. Morgan Stanley is the Plan investment advisor.
Contributions
Each year, participants may contribute from 1% to 50% of their pretax annual compensation not to exceed the limitation set forth in Internal Revenue Code (“IRC”) Section 402(g) ($15,500 in both 2008 and 2007). Participants may make catch-up contributions, pre-tax contributions that exceed the annual elective deferral limit, during any calendar year ending on or after the participant’s 50th birthday. Participants’ total catch-up contributions during 2008 and 2007 cannot exceed $5,000 in either year. Participants may also make rollover contributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Although the Plan holds shares of Consolidated Graphics, Inc. common stock, no participant can elect to invest additional funds in this stock after December 31, 1999.
The Plan also provides for discretionary employer matching contributions not exceeding 6% of an employee’s annual compensation. Additional amounts may also be contributed by the employer at the option of the Company’s board of directors. During 2008 and 2007, the Company made no discretionary contributions to the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (i) Plan earnings and (ii) discretionary contributions made by the Company, if any, and charged with an allocation of administrative expenses. Allocations are based on participants’ compensation or account balances, as described in the Plan. Upon the occurrence of a distribution event, the benefit to which the participant is entitled is the benefit that can be provided from the participant’s vested interest in his or her account.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1.	Description of Plan, continued
Vesting
Participants are immediately vested in their elective contributions, plus any earnings on such contributions and any qualified employer matching contributions. The vesting of certain discretionary employer contributions plus any earnings thereon is based on years of continuous service accrued by the participant while in covered employment. A participant vests at a rate of 20% per year until fully vested after five years of credited service.
Participant Loans
Participants may borrow from their fund accounts at a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Loan terms range from 1 to 5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at the current Wall Street prime rate, re-determined monthly, plus 1%, with the resulting interest rate fixed over the term of the loan. Principal and interest payments are made by means of payroll withholdings according to the terms of the respective promissory note.
Payment of Benefits
Upon termination of employment due to death or retirement, a participant (or his or her designated beneficiary in the event of death) may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or to have the account balance distributed in installments. For termination of employment due to other reasons, the vested interest in his or her account will be distributed as a lump-sum distribution.
Forfeited Accounts
All employer contributions, if any, credited to a participant’s account, but not vested, are forfeited by the participant upon distribution of the fully vested value of his or her account (or his or her designated beneficiary in the event of death). Forfeitures are generally used to pay Plan expenses or to reduce employer contributions. Although the Plan allows for discretionary matching contributions by the Company, no matching contributions have been contributed to participants. Thus, forfeitures do not normally occur in the Plan. However, other plans which have merged into the Plan may have forfeiture balances which are transferred into the Plan. Forfeiture balances were $40,675 and $47,746 at December 31, 2008 and 2007, respectively, and $8,944 and $2,475 were used to pay administrative expenses during the years ended December 31, 2008 and 2007, respectively.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in any previously non-vested account balances.
Administrative Expenses
All administrative fees of the Plan may be paid by the Company or the Plan with the exception of loan set-up and maintenance fees which are paid by participants. Fees paid by the Company on behalf of the Plan were $14,473 and $22,746 for the years ended December 31, 2008 and 2007, respectively.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
2.	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-1-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Recent Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 was effective for the Plan on January 1, 2008. The adoption of SFAS 157 did not have a significant impact on the Plan’s financial statements.
Risks and Uncertainties
The Plan provides for various investment options. These investment options are exposed to market risk, which generally means the risk of loss in the value of certain investment securities due to changes in interest rates, security and commodity prices and general market conditions. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
2.	Summary of Significant Accounting Policies, continued
Investment Valuation
The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end, and the Plan’s interest in the common collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. The Plan invests in a unitized common stock fund. The common stock fund invests primarily in the Company’s common stock, which is valued at its quoted market price. Participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Net (Depreciation) Appreciation in Fair Value of Investments
The Plan presents in the statement of changes in net assets available for benefits the net (depreciation) appreciation in the fair value of its investments, which consists of the realized gains or losses on sale of investments and unrealized (depreciation) appreciation on those investments.
Benefit Payments
Benefits are recorded when paid.
3.	Investments
The following investments each represent five percent or more of the Plan’s net assets at December 31, 2008 and 2007:

	2008	2007

Morgan Stanley Stable Value Fund	$13,438,372	$15,914,417
Morgan Stanley Focus Growth Fund-I	7,711,168	9,408,817
Morgan Stanley S&P 500 Index Fund-I	7,216,898	12,258,507
Oppenheimer Global Fund-A	6,437,073	11,733,544
ING International Value Fund-A	6,132,758	11,317,674
Davis New York Venture Fund-A	5,453,117	9,618,948
Calvert Income Fund-A	4,639,827	*
Van Kampen Strategic Growth Fund-A	*	7,868,366
Franklin Small-Mid Cap Growth Fund-A	*	6,563,761
Investments less than 5% of the Plan’s net assets	33,374,198	46,513,556

Total investments	$84,403,411	$131,197,590

*	Less than 5% of plan assets in the period indicated.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
3.	Investments, continued
During the years ended December 31, 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	2008	2007

Registered investment companies (mutual funds)	$(40,027,740)	$7,585,044
Consolidated Graphics, Inc. common stock fund	(1,415,339)	(618,584)

Net (depreciation) appreciation in fair value of investments	$(41,443,079)	$6,966,460

4.	Fair Value Measurements
Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
4.	Fair Value Measurements, continued
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.
Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end.
Common collective trust: Valued at fair value based on information reported in the audited financial statements of the collective trust at year-end.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Participant loans: Valued at amortized cost, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:
Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total

Mutual funds	$66,179,657	$—	$—	$66,179,657
Common collective trust	—	13,438,372	—	13,438,372
Company common stock fund	—	1,359,082	—	1,359,082
Participant loans	—	—	3,426,300	3,426,300

Total assets at fair value	$66,179,657	$14,797,454	$3,426,300	$84,403,411

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Participant Loans

Balance, beginning of year	$3,030,449

Purchases, sales, issuances and settlements, net	395,851

Balance, end of year	$3,426,300

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
5.	Party-in-Interest Transactions
The Plan invests in participant loans and in mutual funds and a common collective trust established and operated by Morgan Stanley, the Plan’s investment advisor, and has investments in the Company’s common stock. These transactions qualify as party-in-interest transactions, as defined by ERISA. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA.
6.	Tax Status
The Plan is based on a non-standardized prototype plan. The prototype plan received an opinion letter from the Internal Revenue Service dated May 3, 2002. The Plan trustee and administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC of 1986, as amended, and accordingly, that the trust maintained in connection with the Plan is tax-exempt.
7.	Excess Contributions Payable
The Plan did not satisfy the nondiscrimination test under IRC Section 401(k)(3) for the 2008 and 2007 Plan years. To comply with such nondiscrimination test, the Plan made required distributions of excess contributions of $309,256 and $617,513, which includes any income/loss attributable thereto, to highly compensated employees by March 15, 2009 and 2008, respectively.
8.	Reconciliation of Plan Financial Statements to Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007:

	2008	2007

Net assets available for benefits per the financial statements	$87,126,435	$131,265,311

Excess contributions payable from current year	309,256	617,513
Contributions receivable from current year	(56,479)	(63,964)

Net assets available for benefits per Form 5500	$87,379,212	$131,818,860

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
8.	Reconciliation of Plan Financial Statements to Form 5500, continued
The following is a reconciliation of the net (decrease) increase in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2008 and 2007:

	2008	2007
Net (decrease) increase in net assets available for benefits per the financial statements	$(44,138,876)	$2,250,248

Excess contributions payable from current year	309,256	617,513
Contributions receivable from prior year	63,964	351,615
Contributions receivable from current year	(56,479)	(63,964)
Excess contributions payable from prior year	(617,513)	(398,678)

Net (decrease) increase in net assets available for plan benefits per Form 5500	$(44,439,648)	$2,756,734

SUPPLEMENTAL SCHEDULE

CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008
EIN: 76-0190827
PN: 010

	(b) Identity of Issue,	(c) Description of Investment, Including
	Borrower, Lessor or	Maturity Date, Rate of Interest,	(e) Market
(a)	Similar Party	Collateral, Par or Maturity Value	Value*

**	Morgan Stanley	Common Collective Trust - Stable Value Fund	$13,438,372	***
**	Morgan Stanley	Mutual Fund - Focus Growth Fund-I	7,711,168	***
**	Morgan Stanley	Mutual Fund - S&P 500 Index Fund-I	7,216,898	***
	Oppenheimer	Mutual Fund - Global Fund-A	6,437,073	***
	ING	Mutual Fund - International Value Fund-A	6,132,758	***
	Davis	Mutual Fund - New York Venture Fund-A	5,453,117	***
	Calvert	Mutual Fund - Income Fund-A	4,639,827	***
	Van Kampen	Mutual Fund - Equity & Income Fund-A	3,511,456
	Franklin	Mutual Fund - Small-Mid Cap Growth Fund-A	3,494,606
	Franklin	Mutual Fund - Balance Sheet Investment Fund-A	3,468,813
**	Morgan Stanley	Mutual Fund - U.S. Government Securities Trust-I	3,410,107
	Van Kampen	Mutual Fund - Growth & Income Fund-A	3,062,891
	Davis	Mutual Fund - Opportunity Fund-A	2,405,071
	Van Kampen	Mutual Fund - Mid Cap Growth Fund-A	2,098,236
	Virtus	Mutual Fund - Mid Cap Value (formerly Phoenix Mid Cap Value) Fund-A	1,869,649
**	Morgan Stanley	Mutual Fund - Strategist Fund-I	1,429,345
**	Consolidated Graphics, Inc.	Common Stock - Consolidated Graphics, Inc.	1,359,082
**	Morgan Stanley	Money Market Fund - Liquid Asset Fund	774,413
	Pioneer	Mutual Fund - Oak Ridge Small Cap Growth Fund-A	759,793
	American Century	Mutual Fund - Government Bond Fund-Advisors	586,837
	AllianceBernstein	Mutual Fund - 2020 Retirement Strategy Fund-A	417,191
**	Morgan Stanley	Mutual Fund - Special Value Fund-I	336,993
	AllianceBernstein	Mutual Fund - 2025 Retirement Strategy Fund-A	249,790
	Alger	Mutual Fund - Small Cap Growth Institutional Fund-I	174,527
	AllianceBernstein	Mutual Fund - 2050 Retirement Strategy Fund-A	150,781
	AllianceBernstein	Mutual Fund - 2015 Retirement Strategy Fund-A	144,481
	AllianceBernstein	Mutual Fund - 2035 Retirement Strategy Fund-A	95,014
	AllianceBernstein	Mutual Fund - 2030 Retirement Strategy Fund-A	60,334
	AllianceBernstein	Mutual Fund - 2045 Retirement Strategy Fund-A	42,863
	AllianceBernstein	Mutual Fund - 2040 Retirement Strategy Fund-A	38,930
	AllianceBernstein	Mutual Fund - 2010 Retirement Strategy Fund-A	6,213
	AllianceBernstein	Mutual Fund - 2000 Retirement Strategy Fund-A	288
	AllianceBernstein	Mutual Fund - 2005 Retirement Strategy Fund-A	194
**	Participant Loans	Loans bearing interest at rates ranging from 5.0% to 10.5% per year	3,426,300

			$84,403,411

*	Cost information is not presented because all investments are participant directed.

**	Represents party-in-interest transactions.

***	Represents investments comprising at least 5% of net assets available for benefits.

SIGNATURE
PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEE (OR OTHER PERSONS WHO ADMINISTER THE PLAN) HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

Consolidated Graphics, Inc. Employee 401(k) Savings Plan
By:	/s/ Jon C. Biro
Jon C. Biro
Member of the Consolidated Graphics, Inc. Employee 401(k) Savings Plan Retirement Committee
Date: June 29, 2009

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm